Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Termination of
Manufacturing and Supply Agreement with APC

Mississauga, Ontario — July 22, 2009. Hydrogenics Corporation (TSX: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, announces that it has formally notified American Power Conversion Corporation (“APC”) of the termination of the manufacturing and supply agreement (the “Supply Agreement”) dated August 9, 2006 between Hydrogenics and APC.

The Supply Agreement provided that APC would purchase up to 500 HyPM® XR 12 kW Fuel Cell Power Modules from Hydrogenics for integration into APC’s NCPI solutions, specifically its InfraStruXure® architecture, over a three year period, subject to the terms of the Supply Agreement. In the notice of termination, Hydrogenics has requested a termination payment of approximately US$2.1 million by APC, as determined by a formula in the Supply Agreement based on the number of products for which APC has issued orders and paid for under the Supply Agreement.

“We remain committed to working with APC towards an amicable resolution of APC’s obligations under the Supply Agreement,” said Daryl Wilson, President and Chief Executive Officer of Hydrogenics. “We strongly believe that despite the termination of the Supply Agreement, our independent efforts over the past three years have resulted in the development of significant expertise and know-how, which will allow us to build upon and benefit other fuel cell products, applications and solutions.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements and other statements concerning Hydrogenics’ expectations and strategies and management’s beliefs and intentions about its future results and goals in connection with any dispute or resolution with, or payment from, APC.  Hydrogenics believes the expectations reflected in its forward-looking statements are reasonable, although cannot guarantee future results, payment from APC, a particular resolution or other future events.  These statements are based on the management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks inherent in matters relating to dispute resolution or litigation, risks in negotiation with APC to resolve matters or in proceeding with a dispute with APC in the event an amicable resolution is not reached. Readers should not place undue reliance on these forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, for a more complete discussion of the factors that could affect the foregoing forward-looking statements.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com